# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blackstone Secured Lending Fund, CIK 0001736035
CUSIP: 09261X102
Title of class of securities: Common Shares of Beneficial Interest, $0.001 par value per share
Address of issuer's principal executive offices: 345 PARK AVENUE, 31ST FLOOR, NEW YORK, New York (NY), 10154
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-181334
Filed by CIK 0001983650

## Reporting persons
- Greenwich Venture Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,595,999; sole dispositive power 0; shared dispositive power 12,595,999; aggregate amount beneficially owned 12,595,999 (5.6% of the class)
- Locust Street Associates GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 12,595,999; sole dispositive power 0; shared dispositive power 12,595,999; aggregate amount beneficially owned 12,595,999 (5.6% of the class)
- Michael Karp: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,275,976; shared voting power 12,595,999; sole dispositive power 7,275,976; shared dispositive power 12,595,999; aggregate amount beneficially owned 19,871,975 (8.9% of the class)

## Item 1. Issuer
Name of issuer: Blackstone Secured Lending Fund
Address of issuer's principal executive offices: 345 Park Avenue, 31st Floor, New York, New York 10154

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by Greenwich Venture Capital LLC ("Greenwich Venture"), Locust Street Associates GP, LLC ("Locust Street") and Michael Karp (collectively with Locust Street and Greenwich Venture, the "Reporting Persons"), pursuant to a Joint Filing Agreement attached as Exhibit 1 to the Schedule 13G relating to the Common Shares (as defined below) filed by the Reporting Persons with the SEC on July 3, 2023 (and incorporated herein by reference) in accordance with Rule 13d-1(k)(1) under the Act. 12,595,999 of the Common Shares reported herein are held directly by Greenwich Venture. Locust Street is the sole member of Greenwich Venture. Mr. Karp is the sole member of Locust Street. Locust Street and Mr. Karp may be deemed to beneficially own the Common Shares held directly by Greenwich Venture.
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 1062 Lancaster Avenue, Suite 30B, Bryn Mawr, PA 19010
Citizenship: Greenwich Venture is organized in Delaware. Locust Street is organized in Pennsylvania. Mr. Karp is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page. Based on 223,800,659 shares outstanding as of January 16, 2025, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on January 21, 2025.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Greenwich Venture Capital LLC: /s/ Michael Karp, President (02/14/2025)
- Locust Street Associates GP, LLC: /s/ Michael Karp, President (02/14/2025)
- Michael Karp: /s/ Michael Karp, Michael Karp (02/14/2025)